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Exhibit 99.6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Celestica Inc.

        We have audited the accompanying consolidated balance sheets of Celestica Inc. and subsidiaries (the "Company") as at December 31, 2003 and 2004 and the consolidated statements of loss, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with Canadian generally accepted accounting principles.

        As described in note 2(q) to the consolidated financial statements, the Company adopted the provisions of CICA Handbook Section 3870 — Stock-based Compensation and Other Stock-based Payments on January 1, 2003.

        Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 20 to the consolidated financial statements.

Toronto, Canada	/s/ KPMG LLP
February 11, 2005	Chartered Accountants

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM